Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Rayat, Harmel S.	2. Issuer Name and Ticker or Trading Symbol e.Deal.net, Inc. (EDAN)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Secretary/Treasurer
(Last) (First) (Middle) Suite 216 – 1628 West 1st Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/06/2003
(Street) Vancouver, British Columbia, V6J 1G1		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	10/17/2001		P		390,000	A	$0.10	390,000	I	Note 1
Common	08/05/2002		P		600,625	A	$0.08	990,625	I	Note 2
Common	08/05/2002		P		300,000	A	$0.08	1,290,625	I	Note 3
Common	12/31/2001		P		5,000,000	A	$0.001	6,290,625	D
Common	03/04/2002		J		300,000	D	$0.08	5,990,625	I	Note 3

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Share Purchase Warrants	$0.20	10/17/2001		A		390,000		10/17/2001	10/17/2004	Common	390,000		390,000	I	Note 1

Explanation of Responses:

(1) The 390,000 common shares and the 390,000 share purchase warrants were acquired through Nevada Investment Fund, LLC, a corporation controlled by Harmel S. Rayat.

(2) The 600,625 restricted common shares were issued to Entheos Technologies, Inc. in exchange for the satisfaction of $48,050 in debt owed for web development and web hosting services.  Mr. Harmel S. Rayat is a director and majority shareholder of Entheos Technologies.

(3) The 300,000 restricted common shares were issued to EquityAlert.com, Inc. for advertising and marketing services valued at $24,000. These services were not delivered and, on February 4, 2003, the 300,000 shares  issued to EquityAlert.com, Inc. were cancelled.  Mr. Harmel S. Rayat is a director of EquityAlert.com.

(4) Other members of Harmel S. Rayat’s family hold 790,000 common shares and 780,000 share purchase warrants exercisable at $0.20 per share until October 17, 2004.  Mr. Rayat disclaims beneficial ownership of the shares owned by family members.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instructions 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Harmel S. Rayat **Signature of Reporting Person	02/06/2003 Date
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